VELCRO

VELCRO
INDUSTRIES N.V.

February 26, 2003

03007214

Securities & Exchange Commission
International Corporate Finance
Room 3093
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

SUPPL

Your Reference No. 82-145

Dear Sirs:

On behalf of Velcro Industries N.V., a corporation organized under the laws of the Netherlands Antilles (the "Company"), and pursuant to paragraph (b)(1) of rule 12g3-2 of the Rules and Regulations promulgated under the Securities Exchange Act of 1934 (the "Rule"), we are hereby furnishing the Securities and Exchange Commission with three copies of the following information made public by the Company during the period November 22, 2002 through February 13, 2003.

A. INFORMATION MADE PUBLIC PURSUANT TO LAW

1. None

B. INFORMATION DISTRIBUTED TO SECURITY HOLDERS

1. Information contained in the Interim Report to Shareholders for the quarter ended December 31, 2002.

The foregoing information is being furnished to the Commission with the express understanding that it shall not constitute an admission for any purpose whatsoever that the Company is subject to the Securities Exchange Act of 1934 or any of the Rules and Regulations promulgated and/or administered by the Commission thereunder.

PROCESSED
MAR 10 2003
THOMSON
FINANCIAL

Cordially,

VELCRO INDUSTRIES N.V.

Peter A. Pelletier
Secretary

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 05 2003
WASH. D.C. 155

PAP/cad
Enclosures

3/7

15 PIETERMAAI, P.O. BOX 4905
WILLEMSTAD, CURACAO, NETHERLANDS ANTILLES
TELEPHONE 335000

VELCRO®

SEC MAIL PROCESSING
RECEIVED
MAR 0 5 2003
155
WASH., D.C. SECTION

FIRST QUARTER INTERIM REPORT

THREE MONTHS ENDED

DECEMBER 31, 2002

1

VELCRO INDUSTRIES N.V.

REPORT TO SHAREHOLDERS:

- Sales for the first quarter of fiscal year 2003 were $60,633,000, which was an increase of 5% over 2002. Operating earnings for the quarter were $7,888,000, a 23% increase over the prior year.

Although the comparisons for the first quarter of fiscal year 2003 are against a relatively weak first quarter last year, the modest growth in sales and the improved operating results achieved during the quarter are encouraging. Among the factors contributing to these improved results were cost containment programs and a reorganization and strengthening of the Company's worldwide sales and marketing organization.

Investment income totaled $412,000 for the first quarter of fiscal year 2003, down from $584,000 in 2002.

The above factors resulted in net earnings of $5,321,000 ($.18 per share) for the first quarter, an increase of 30% over the first quarter of last year.

It is with sadness and regret that we report the death of André-Louis Burnier, who died on December 1, 2002. Mr. Burnier, together with George de Mestral, helped to form the very first Velcro company, Velcro S.A. in Switzerland. Mr. Burnier retired from the Board of Directors of Velcro Industries N.V. in 2000, after nearly fifty years of affiliation with the Velcro companies. He will long be remembered with respect and appreciation.

At the Annual General Meeting of Shareholders held on February 11, 2003, all items on the Agenda in the Notice to Shareholders were approved. The following Directors were elected: Colin R. Beaven, Dominique Burnier, Edward J.S. Cripps, Robert W.H. Cripps, Derek R Gray, A. John Holton, Rodney C. Howkins, Pauwla van Sambeek-Ronde and Roy Walker.

The Board approved the following officers:

Robert W.H. Cripps	Chairman
A. John Holton	Deputy Chairman, Chief Executive Officer and President
Peter A. Pelletier	Secretary and Treasurer
Pauwla van Sambeek-Ronde	Joint Secretary

For the Board of Directors

Robert W.H. Cripps
Chairman

A. John Holton
Deputy Chairman

February 12, 2003

VELCRO INDUSTRIES N.V. and Subsidiary Companies
UNAUDITED CONSOLIDATED CONDENSED BALANCE SHEET
At December 31, 2002

	Dec. 31 2002 US$'000	Sept. 30 2002 US$'000
Current Assets	98,379	94,929
Current Liabilities	(53,000)	(49,140)
Net Current Assets	45,379	45,789
Non Current Assets	226,541	222,745
Long-term Liabilities	(32,966)	(32,546)
NET ASSETS	238,954	235,988
Equity Accounts	245,653	242,685
Less: Treasury Shares	(7,065)	(7,065)
Parent Shareholders' Equity	238,588	235,620
Minority Interest in Subsidiary Companies	366	368
TOTAL EQUITY	238,954	235,988

The notes to the unaudited consolidated interim financial statements are an integral part hereof.

VELCRO INDUSTRIES N.V. and Subsidiary Companies
UNAUDITED CONSOLIDATED CONDENSED
INCOME STATEMENT
Three Months Ended December 31, 2002

	Three Months Ended Dec. 31 2002 US$'000	Dec. 31 2001 US$'000
Sales	60,633	57,982
Operating Expenses	(52,745)	(51,566)
Operating Earnings	7,888	6,416
Royalties and Other Income	92	146
Interest Expense	(367)	(724)
Interest Income	498	707
Other Investment Income (Loss)	(86)	(123)
Earnings before Income Taxes	8,025	6,422
Income Tax Expense	2,706	2,327
Earnings after Income Taxes	5,319	4,095
Loss Applicable to Minority Shareholders	2	---
NET EARNINGS	5,321	4,095
Average Number of Shares Outstanding during the Period	30,040,490	30,040,490
Basic and Diluted Earnings Per Share (in US$1)	.18	.14
Dividends Per Share (in US$1)	.30	.15

The notes to the unaudited consolidated interim financial statements are an integral part hereof.

VELCRO INDUSTRIES N.V. and Subsidiary Companies
UNAUDITED CONSOLIDATED CONDENSED
CASH FLOW STATEMENT
Three Months Ended December 31, 2002

	Three Months Ended Dec. 31 2002 US$'000	Dec. 31 2001 US$'000
Cash Flow from Operating Activities	7,973	11,687
Cash Flow from Investing Activities	(1,828)	(6,362)
Cash Flow from Financing Activities	(3,696)	(5,102)
Net Increase in Cash and Cash Equivalents	2,449	223
Cash and Cash Equivalents at Beginning of Period	15,438	9,963
Cash and Cash Equivalents at End of Period	17,887	10,186

The notes to the unaudited consolidated interim financial statements are an integral part hereof.

VELCRO INDUSTRIES N.V. and Subsidiary Companies
UNAUDITED CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN EQUITY ACCOUNTS
Three Months Ended December 31, 2002

	Capital Stock US$'000	Capital in Excess of Par Value US$'000	Retained Earnings US$'000	Revaluation Reserve US$'000	Cumulative Translation Adjustment US$'000	Total US$'000
Balance at October 1, 2001	20,389	2,901	204,002	---	(5,858)	221,434
Net earnings			4,095			4,095
Effect of adopting IAS 39 as of October 1, 2001				18,210		18,210
Net increase in fair value of marketable securities				6,897		6,897
Net losses on sales of marketable securities				168		168
Adjustments on translation of subsidiaries					(695)	(695)
Dividends declared			(4,506)			(4,506)
Balance at December 31, 2001	20,389	2,901	203,591	25,275	(6,553)	245,603

	Capital Stock US$'000	Capital in Excess of Par Value US$'000	Retained Earnings US$'000	Revaluation Reserve US$'000	Cumulative Translation Adjustment US$'000	Total US$'000
Balance at October 1, 2002	20,389	2,901	221,739	1,228	(3,572)	242,685
Net earnings			5,321			5,321
Net increase in fair value of marketable securities				4,789		4,789
Net losses on sales of marketable securities				280		280
Adjustments on translation of subsidiaries					1,590	1,590
Dividends declared			(9,012)			(9,012)
Balance at December 31, 2002	20,389	2,901	218,048	6,297	(1,982)	245,653

The notes to the unaudited consolidated interim financial statements are an integral part hereof.

SELECTED EXPLANATORY NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. Accounting Standards

Consistent with the most recent annual financial statements for the year ended September 30, 2002, the interim financial statements have been prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Committee (IASC) and adopted by the International Accounting Standards Board.

2. Dividends

The dividend of $0.30 per common share payable on January 3, 2003 to shareholders of record as of December 4, 2002 has been recorded as a liability as of December 31, 2002.

3. Segment Information

For management purposes, the Company is organized on a world-wide basis into two business segments, manufacturing and sales and investments. Business segment information is summarized as follows:

	For the Three Months Ended December 31, 2002		
	Manufacturing & Sales US$'000	Investments US$'000	Consolidation US$'000
Segment Revenue:			
External sales	60,633		60,633
Investment income		412	412
Segment Results	8,086	306	8,392

For the Three Months Ended December 31, 2001		
Manufacturing & Sales US$'000	Investments US$'000	Consolidation US$'000
57,982		57,982
	584	584
6,681	465	7,146

VELCRO INDUSTRIES N.V.
15 PIETERMAAI, WILLEMSTAD, CURACAO
NETHERLANDS ANTILLES

TRANSFER AGENTS AND REGISTRAR

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OF CANADA
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